Exhibit 99.1

Yingli Green Energy Comments on U.S. Department of Commerce’s Preliminary Decision on Anti-Dumping Tariffs for Certain Imported Solar Products

BAODING, China, July 28, 2014 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company,”) the largest vertically integrated photovoltaic (“PV”) module manufacturer in the world, known as “Yingli Solar,” today commented on the preliminary anti-dumping duty (“AD”) tariff decision by the U.S. Department of Commerce regarding the import of certain solar PV products assembled in China using components from a third country. According to the decision, Yingli Green Energy and its affiliates will be considered part of the Separate Rates Group and will be subject to a preliminary anti-dumping tariff of 42.33% on certain PV solar module imports.

“Unfortunately, this determination will increase the price of solar energy in America, severely jeopardizing the U.S. solar industry’s tremendous progress in cost competiveness and affordability when compared with traditional energy sources,” commented Mr. Robert Petrina, Managing Director of Yingli Green Energy Americas, Inc. “While we have fully cooperated throughout this investigation and were prepared for this preliminary decision, we ask that our industry comes together to resolve this dispute and focus on the growth of the promising American market. We remain committed to the U.S. solar market and will continue to support our partners and projects.”

When combined with the previously announced preliminary countervailing duty (“CVD”) tariff, Yingli’s combined tariff rate on imported PV modules assembled in China, but containing cells manufactured in a third country from certain Chinese components, is 47.27%.  Both the AD and CVD tariff determinations for all solar products covered by these petitions are preliminary, and may be revised once the International Trade Commission (“ITC”) completes its investigation. The final AD and CVD determination is expected before the end of 2014, and the final ITC determination is expected in early 2015.

“As a result of protectionist trade policies that raise prices and slow the deployment of solar power, we anticipate that significantly fewer people in the U.S. and globally will experience the long-term economic and environmental benefits of widespread solar adoption,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “At Yingli, our mission is to bring affordable green energy to all, so we are hopeful that a solution based on the principles of free trade and fair competition will be reached.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 9,000 MW PV modules to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation onFacebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com

In the Americas:

Helena Kimball

Head of Marketing

Yingli Green Energy Americas Inc.

Tel: +1-603-591-5812

Email: helena.kimball@yingliamericas.com

In Europe:

Rebecca Jarschel

Public Affairs & Public Relations Director

Yingli Green Energy International AG

Tel: +41 (0) 44 567 6143

Email: rebecca.jarschel@yinglisolar.ch